NEWS RELEASE

Ripple Lake Diamonds announces new Board composition

Vancouver BC - December 22, 2006 - Ripple Lake Diamonds (TSX-V: RLD, OTCBB: RLLKF is pleased to announce the composition of its new Board of Directors following the company’s Annual General Meeting on December 20th.

Mr. Tim Crowhurst, a Board Member since the company’s inception in 2004, has been appointed President. Mr. Crowhurst is an accomplished senior-level business and public policy communicator with a proven track record of success in the areas of: international trade and political affairs, environmental issues management, product branding, and the development and implementation of strategic communications initiatives.

New to the Board is Mr. Bill Schmidt, a Barrister and Solicitor with Hemsworth, Schmidt in Vancouver, B.C, who has practiced Securities Law since 1972.

Mr. George Cavey remains on the board in his capacity as Vice President, Exploration. Mr. Cavey is the President of OreQuest Consultants Ltd, a Vancouver geological consulting company established in 1982. Mr. Cavey serves on the Canadian Securities Administrators Mining Advisory Committee and has been a councillor of the Association of Professional Engineers and Geoscientists of British Columbia. He is the former President of the Canadian Council of Professional Geologists.

The new Chief Financial Officer is Mr. Ming Wong. Mr. Wong holds a Ph.D. (Biochemistry) from the University of British Columbia in 1973 and a B.Sc. in Biological Chemistry (1969) from Simon Fraser University. Mr. Wong has been with Sutcliffe Resources Ltd. (TSXV – SR), involved in the exploration of mineral properties in British Columbia and the acquisition and development of gold prospects in the Chukotka and Irkutsk regions of Russia, as administrator since December, 2003. He has also been the administrator for Saturn Minerals Inc. (TSXV – SMI), involved in exploring a number of mineral properties in British Columbia, since August, 2001 and has been a director and the chief financial officer since December 1, 2005 for Westminster Resources Ltd. Mr. Wong is not a member of the Board of Directors.

ON BEHALF OF RIPPLE LAKE DIAMONDS INC.

“Tim Crowhurst”
Tim Crowhurst
President and Director

About Ripple Lake Diamonds Inc.

Ripple Lake Diamonds Inc. (TSX-V: RLD) is a Canadian-based diamond exploration company focused on the acquisition and assembly of superior exploration assets. Ripple Lake's renowned technical expertise is currently engaged in two highly prospective Canadian diamond exploration properties in Ontario and Nunavut. For more information on the Company visit http://www.ripplelake.com/.

Company Contact:

Investor Relations
604-484.8264 x 3
info@ripplelake.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company’s future plans and objectives or expected results, are forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in resource exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.